UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V.
ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2011

Guadalajara, Jalisco, Mexico, February 27, 2012 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its results for the fourth quarter ended December 31, 2011. Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards (“NIF”). All amounts are presented in nominal pesos.

Summary of Fourth Quarter 2011 vs. Fourth Quarter 2010:

●
Total revenues in 4Q11 increased 11.8% (Ps. 132.5 million), principally due to a 12.9%, or Ps. 93.4 million, increase in aeronautical revenues. Non-aeronautical revenues increased 22.3%, or Ps. 42.7 million. The sum of aeronautical and non-aeronautical revenues increased 14.9% (Ps. 136.1 million).

●
In 4Q11, cost of services increased 1.0% (Ps. 2.4 million), mainly as a result of a  14.0%, or Ps. 19.3 million, increase in costs of utilities (electricity, telephone, fuel, etc.) security, insurance and personnel, which was partially offset by a decrease of 15.5%, or Ps. 16.9 million, in maintenance and other operating costs.

●
In 4Q11, the government concession taxes increased 13.9% (Ps. 6.3 million). The technical assistance fee increased 20.5% (Ps. 6.4 million), mainly as a result of the increase in both aeronautical and non-aeronautical services.

●	Operating income increased 21.8% (Ps. 81.0 million).

●
EBITDA increased 20.5% (Ps. 121.1 million), from Ps. 590.0 million in 4Q10 to Ps. 711.0 million in 4Q11. EBITDA margin increased from 52.5% in 4Q10 to 56.6% in 4Q11 (excluding the effects of INIF 17, EBITDA margin rose from 64.6% in 4Q10 to 67.7% in 4Q11, an increase of 310 basis points).

●	Net income rose 24.3% (Ps. 108.3 million).

For more information please visit www.aeropuertosgap.com.mx or contact:
In Mexico	In the U.S.

Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Rodrigo Guzmán, Chief Financial Officer	i-advize Corporate Communications
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3690
Tel: 01152 (333) 8801100	gap@i-advize.com
maliaga@aeropuertosgap.com.mx

Follow us on Twitter    http://twitter.com/aeropuertosGAP

Fourth Quarter 2011 Report	Page 1 of 26

Operating Results

During the fourth quarter of 2011, the Company had an increase of 353.6 thousand total terminal passengers, representing a 7.3% increase as compared to the same period of 2010. International passenger traffic rose 11.8% (188.8 thousand passengers), while domestic passenger traffic rose 5.1% (164.9 thousand passengers).

The increase in passenger traffic in 4Q11 was mainly due to the opening of routes and higher frequencies from various airlines such as Volaris, Aeroméxico, Continental, VivaAerobus and Interjet, among others. Together these airlines served 60.4% of the seats previously provided by Grupo Mexicana de Aviación (“GMA”). The Company believes that this result benefited from the ongoing marketing efforts by the Company and the collaboration of GAP and the airlines to reduce the deficit in the number of available seats. The Company believes that the domestic demand resulting from the exit of GMA that has not yet been covered should be gradually recovered as the airlines, such as Volaris, Interjet and VivaAerobus receive delivery of new airplanes ordered to for their fleets. International demand that is not yet covered is expected to be offered to Mexican as well as international airlines.

Domestic passenger traffic in 4Q11 rose 5.1%, primarily as a result of increases in the airports of Guadalajara (82.0 thousand additional passengers), Hermosillo (45.2 thousand additional passengers), Los Cabos (37.4 thousand additional passengers), Guanajuato (9.7 thousand additional passengers), Mexicali (9.6 thousand additional passengers), Aguascalientes (6.9 thousand additional passengers) and La Paz (6.3 thousand additional passengers). These increases were partially offset by declines in the airports of Los Mochis (18.5 thousand fewer passengers), Morelia (6.9 thousand fewer passengers), Tijuana (3.3 thousand fewer passengers), Puerto Vallarta (2.6 thousand fewer passengers) and Manzanillo (1.2 thousand fewer passengers).

The increase in domestic passenger traffic at the Guadalajara airport during 4Q11 was primarily attributable to: i) an increase in the number of frequencies by Volaris to Mexico City, Cancun and Toluca; flights to Toluca also benefitted from an increase in frequencies by Interjet; ii) an increase in frequencies to Cancun by Interjet and Magnicharters; iii) the opening and increase in the number of frequencies to Villahermosa and Tuxtla Gutierrez by VivaAerobus; iv) an increase in frequencies to Mexico City by Interjet, Aeroméxico, Aeroméxico Connect and VivaAerobus; and v) the opening of a route to Hermosillo by Interjet and an increase in the number of frequencies to Hermosillo by Aeroméxico Connect. During October and November of 2011, Guadalajara hosted the Panamerican and Pro-Panamerican Games 2011, which had a marginal impact on traffic.

Despite the abovementioned increases, the Guadalajara airport continues to have a number of routes that have not yet been replaced since the suspension of GMA to the cities of Puebla, La Paz, Tijuana, Chihuahua, Monterrey, Acapulco, Los Mochis and Puerto Vallarta. There were also declines in the number of frequencies to Tijuana and Chihuahua by Aeroméxico and Aeroméxico Connect; to Chihuahua, Monterrey, La Paz, Veracruz and Culiacan by VivaAerobus and to Culiacan by Volaris.  Additionally, VivaAerobus has suspended operations to Los Mochis, Acapulco and Ciudad Obregon.

Fourth Quarter 2011 Report	Page 2 of 26

At the Hermosillo airport, the increase in 4Q11 was primarily attributable to the higher number of frequencies to Mexico City by Volaris, Aeroméxico Connect and Interjet and to Mexicali by Aeroméxico Connect as well as the opening of a route to Guadalajara by Interjet. VivaAerobus, however, suspended operations to Tijuana.

At the Los Cabos airport, the number of passengers increased in 4Q11 as a result of the increase in frequencies to Tijuana by Volaris, to Monterrey by Interjet and Magnicharters, and the opening of a route to Mexico City by Volaris and VivaAerobus.

On the other hand, during 4Q11, the Los Mochis airport experienced a decrease in domestic passenger traffic, mainly due to the suspension of operations to Mexico City (closed station) by Interjet, by the suspension of operations by VivaAerobus to Monterrey and Tijuana (closed station) and by the decrease in frequencies to Los Cabos by Transportes Aeropacífico.

International passenger traffic experienced a net increase of 11.8% in 4Q11 compared to 4Q10. This increase was primarily due to 165.8 thousand additional passengers at Guadalajara, 19.6 thousand additional passengers at Los Cabos, 12.3 thousand additional passengers at Morelia, 6.2 thousand additional passengers at Aguascalientes, 2.7 thousand additional passengers at Hermosillo, 0.3 thousand additional passengers at Mexicali and 0.2 thousand additional passengers at Guanajuato. These increases were partially offset by decreases at the airports of Puerto Vallarta (14.2 thousand fewer passengers), Tijuana (2.6 thousand fewer passengers), Manzanillo (1.2 thousand fewer passengers), La Paz (0.1 thousand fewer passengers) and Los Mochis (0.1 thousand fewer passengers).

The 35.0% (165.8 thousand additional passengers) increase at the Guadalajara airport during 4Q11 as compared to 4Q10 was mainly due to the initiation of routes to Chicago (Midway), Fresno, Las Vegas and San Diego by Volaris and to Chicago, Las Vegas, Fresno, Sacramento and San Francisco by Aeroméxico. Aeroméxico also re-initiated operations to Ontario. Continental initiated a route to Los Angeles and San Francisco and increased its load factors to Houston, mainly due to new equipment. Delta, US Airways, American Airlines and Aeroméxico increased their frequencies to Atlanta, Phoenix, Dallas and San Antonio, respectively, and finally, Alaska Airlines opened a route to San Jose, California and Volaris increased frequencies to this city.

The Los Cabos airport experienced an increase of 4.1% in 4Q11 (19.6 thousand additional passengers) due to the opening of a route to San Francisco by Virgin America and the increase in frequencies to Calgary and Vancouver by West Jet, Air Transat and Air Canada.  Additionally, Delta increased frequencies to Salt Lake City and Atlanta. It is worth mentioning that the Los Cabos airport was chosen by Aeroméxico as an alternate for its Shanghai route.

Morelia airport experienced an increase of 41% (12.3 thousand additional passengers) primarily due to the opening of a route to Dallas by American Eagle and to Chicago by Volaris. Volaris also increased frequencies to Los Angeles.

Fourth Quarter 2011 Report	Page 3 of 26

On the other hand, the Puerto Vallarta airport experienced a 3.1% decrease (14.2 thousand fewer passengers), mainly due to the number of available seats as a result of the suspension of operations by GMA that have not yet been recovered by other airlines, which caused a decline in frequencies to Los Angeles, San Francisco and Chicago.

Additionally, Continental, American and US Airways also decreased the number of frequencies to their respective hubs in Houston, Dallas and Phoenix due to lower demand, causing declines in the number of seats available. This decline was partially offset by the opening of routes to San Francisco by Virgin America and to Amsterdam by TUI Arkefly.

Short-Term Expectations

●
During 2011, the Company estimates that 60.4% of the seats available as a result of the suspension of operations by GMA were absorbed by other airlines. Domestic demand that has not yet been recovered is expected to be gradually recovered as airlines such as Volaris, Interjet and VivaAerobus receive new airplanes ordered for fleet expansions. International demand that has not yet been met will be offered to various airlines, both Mexican as well as foreign, during the two airport route events in which the Company will participate during 2012: Routes Americas 2012 and Networks Tampa 2012.

●
Additionally, we expect that during 2012, the Puerto Vallarta airport will partially recover international traffic as a result of the opening of a route to San Francisco by Virgin America. The Company is also pursuing marketing efforts to reach new markets and seeking deals with executives at various international airlines to increase the frequencies to their hubs.

●
Among the routes not yet recovered by the suspension of operations of GMA are: Guanajuato to Chicago (Midway), Guanajuato to Oakland, Guanajuato to San Jose, California, Guadalajara to New York, Guadalajara to Puebla, Morelia to Los Angeles and Los Cabos to Sacramento. We expect that these routes will be recovered during 2012.

Fourth Quarter 2011 Report	Page 4 of 26

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Fourth Quarter 2011 Report	Page 5 of 26

Total Terminal Passengers (in thousands):

Fourth Quarter 2011 Consolidated Results

Total Revenues for 4Q11 increased 11.8%, or Ps. 132.5 million, from Ps. 1,123.3 million in 4Q10 to Ps. 1,255.8 million in 4Q11. This increase was primarily due to the 12.9%, or Ps. 93.4 million, increase in aeronautical revenues and the 22.3%, or a Ps. 42.7 million, increase in non- aeronautical revenues. These increases were offset by a Ps. 3.6 million decrease in revenues from improvements to concession assets (INIF 17) in 4Q11, which went from Ps. 209.7 million in 4Q10 to Ps. 206.1 million in 4Q11 and represented 0.3% of total revenues. Revenues from improvements to concession assets are recognized in our accounting as a result of the adoption of INIF 17, but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of INIF 17 are related to construction undertaken during each quarter in accordance with our Master Development Program.

All margins and ratios calculated using “Total revenues” include revenues from improvements to concession assets (INIF 17), and consequently, such margins and ratios may not be comparable to ratios and margins such as EBITDA margin, operating margin and other ratios, that are calculated based on results that do have a cash impact.

Aeronautical and non-aeronautical revenues

The sum of aeronautical and non-aeronautical revenues increased 14.9%, or Ps. 136.2 million, from Ps. 913.5 million in 4Q10 to Ps. 1,049.7 million in 4Q11.

-	Aeronautical services revenues increased 12.9%, or Ps. 93.4 million, in 4Q11, primarily due to a 12.4% (Ps. 77.0 million) increase in passenger charges that was mainly the result of a 4.4% increase in passenger charges fees that took place in April 2011 and a 6.8% increase in outgoing passenger traffic (who pay passenger charges fees), as well as a Ps. 14.0 million increase in revenues from aircraft landing and parking fees.

Fourth Quarter 2011 Report	Page 6 of 26

-
Non-aeronautical services revenues increased 22.3% (Ps. 42.7 million) in 4Q11, compared to 4Q10, primarily due to the baggage screening system that went into operation in 4Q11. The Company began to offer and invoice this service to those airlines that signed a contract for us to provide these services. Our operating contracts for this service stipulate that we are not liable for most damages that may result from operating the equipment. Therefore, the Company has agreed to provide these airlines with said services in exchange for the recovery of costs associated with the delivery of the service. The increase in non-aeronautical services was also due to higher revenues from advertising, car rental companies, car parking fees, the leasing of space to duty free stores, food and beverage and time share developers. Together with the baggage screening services, these services provided an increase in total non-aeronautical revenues of Ps. 41.0 million.

Total operating costs in 4Q11 rose 6.9%, or Ps. 51.5 million, as compared to 4Q10, mainly due to a Ps. 55.1 million increase in costs of services, government concession taxes, technical assistance fees and depreciation and amortization. The increase in total operating costs was partially offset by a decline of Ps. 3.6 million in costs of improvements to concession assets related to the effects of INIF 17.

The increase in total operating costs was primarily a result of:

>	Cost of services rose 1.0% (Ps. 2.4 million) compared to 4Q10 due to the following factors:

● Employee costs increased 7.1% (Ps. 6.1 million) compared to 4Q10, mainly due to increases in wages and salaries and employee severance payments.

● Maintenance costs declined 21.2% (Ps. 10.4 million) compared to 4Q10, mainly due to efficiencies generated in the maintenance of terminal spaces, emergency generators, general machinery and operating equipment and painting and water-proofing of terminals.

● Security and insurance costs increased 21.0% (Ps. 6.2 million) in 4Q11 compared to 4Q10, mainly as a result of the increase in security costs resulting from the implementation of additional security measures required by airport authorities related to checking liquids carried by boarding passengers, operating the baggage screening systems and the service rendered by the Company to the airlines that was described above, as well as the increases in premiums for the insurance policy covering damages to our property from November 2011 to October 2012.

● Services costs for 4Q11 increased 31.3%, (Ps. 7.0 million) compared to 4Q10. Electric energy consumption increased Ps. 6.7 million, mainly due to higher electricity rates and increased consumption due to the expansion of terminal spaces. Additionally, services costs were affected by the renovation and addition of air conditioning equipment as well as the equipment used for baggage screening systems during 4Q11.

Fourth Quarter 2011 Report	Page 7 of 26

● Other operating costs decreased 10.9% (Ps. 6.5 million) in 4Q11, mainly due to a decrease of Ps. 5.4 million in the reserve for doubtful accounts, since in 4Q10 there were provisions in the reserve for doubtful accounts related to the suspension of operations by GMA, and a decrease of Ps. 1.9 million in professional fees related with legal proceedings.

>
As a result of the increase in aeronautical and non-aeronautical revenues, government concession taxes increased 13.9%, (Ps. 6.3 million). The technical assistance fee increased 20.5% (Ps. 6.4 million), mainly due to the higher increase in revenues compared with the cost of services plus the nominal value of the concession assets.

>
Depreciation and amortization expenses increased 18.4%, or Ps. 39.9 million, compared to 4Q10, due to new investments in fixed assets and improvements made to concession assets, as committed in our Master Development Programs.

>
Cost of improvements to concession assets (INIF 17) decreased by Ps. 3.6 million, from Ps. 209.7 million in 4Q10 to Ps. 206.1 million in 4Q11. The amounts were determined based on the construction and improvements commitments in our Master Development Programs for each period, and the recorded amounts do not have a cash impact on the operating results of the Company.

The Company’s operating margin in 4Q11 rose 300 basis points, from 33.1% in 4Q10 to 36.1% in 4Q11, primarily due to the increases in aeronautical and non-aeronautical revenues (operating margin excluding the effects of INIF 17 increased 250 basis points from 40.7% in 4Q10 to 43.2% in 4Q11). Operating income increased 21.8%, or Ps. 81.0 million.

EBITDA margin increased 410 basis points, from 52.5% in 4Q10 to 56.6% in 4Q11, mainly due to the increases in aeronautical and non-aeronautical revenues (EBITDA margin excluding the effects of INIF 17 increased 310 basis points, from 64.6% in 4Q10 to 67.7% in 4Q11), and as a result of the cost-control policy followed by the Company. As mentioned previously, margins and ratios, which include revenues and costs of improvements to concession assets (INIF 17) may not be comparable to ratios and margins that are calculated only with results that have a cash impact. Therefore, although operating and EBITDA margins declined upon including the effects of INIF 17, results for operating income and EBITDA were not affected.

The comprehensive financing result improved by Ps. 4.7 million from a gain of Ps. 14.3 million in 4Q10 to a gain of Ps. 19.0 million in 4Q11. This variation was mainly due to the change in the effect of exchange rates that went from an exchange rate loss of Ps. 3.2 million in 4Q10 to an exchange rate gain of Ps. 8.2 million in 2011, resulting in a net increase of Ps. 11.4 million in 4Q11. This change in the effect of exchange rates was due to the fact that in 4Q10 there was a 0.8% appreciation of the peso against the dollar, while in 4Q11 the peso experienced a devaluation of 3.9% against the dollar. This effect was partially offset by a Ps. 6.3 million decline in interest income, which decreased from Ps. 17.2 million in 4Q10 to Ps. 10.9 million in 4Q11.

Fourth Quarter 2011 Report	Page 8 of 26

Net income in 4Q11 rose Ps. 108.3 million, or 24.3%, compared to 4Q10, mainly driven by a Ps. 84.2 million increase in income before taxes as well as a decline in income taxes, which went from a benefit of Ps. 59.4 million in 4Q10 to a benefit of Ps. 83.5 million in 4Q11. This was primarily due to the fact that in 4Q11 the inflation rate was 2.6% while in 4Q10 it was 1.9%, which caused an increase in the deferred income tax rate related to the difference between the fiscal value and the accounting value of the assets, mainly long-term assets such as airport concessions and rights to use airport facilities. This resulted in a net income increase of Ps. 24.1 million.

Summary of Consolidated Results for 4Q11 (in thousands of pesos):

Fourth Quarter 2011 Report	Page 9 of 26

Other Important Data for 4Q11 (in thousands of pesos):

Operating Costs for 4Q11 (in thousands of pesos):

Fourth Quarter 2011 Report	Page 10 of 26

Full Year 2011 Results

Revenues from January to December 2011 rose 12.9%, or Ps. 565.0 million, from Ps. 4,373.7 million in 2010 to Ps. 4,938.7 in 2011.  The increase in total revenues was mainly due to an increase of Ps. 379.1 million in revenues from improvements to concession assets (INIF 17), which rose from Ps. 657.1 million in 2010 to Ps. 1,036.2 million in 2011, representing 67.1% of the total increase in revenues. This increase was the result of the committed investments outlined in the Company’s 2011 Master Development Programs, which were greater than the corresponding 2010 Plans. The committed investments for 2011 were the highest yearly commitments for the 2010-2014 five-year period.  This revenue was recognized in our accounting beginning in 2010 as a result of the adoption of INIF 17, but the recognition does not have a cash impact in our operating results. The amounts included as a result of the adoption of INIF 17 are related to construction undertaken in each quarter in accordance with our Master Development Programs. INIF 17 “Service Concession Contracts” was approved by the Mexican Committee for the Investigation and Development of Financial Information Standards (CINIF) on December 9, 2009, and seeks to clarify the accounting policies that must be followed in the treatment of concessions granted by the Mexican Government to private sector companies to provide services that are considered public in nature.

All margins and ratios calculated using “Total revenues” include revenues from improvements to concession assets (INIF 17), and consequently, such margins and ratios may not be comparable to ratios and margins such as EBITDA margin, operating margin and other ratios, that are calculated based on results that do have a cash impact.

Aeronautical and non-aeronautical revenues

The sum of aeronautical and non-aeronautical revenues increased 5.0%, or Ps. 185.9 million, from Ps. 3,716.6 million in 2010 to Ps. 3,902.5 million in 2011.

-
Aeronautical services revenues increased 4.1% (Ps. 120.2 million) in 2011 compared to 2010, primarily due to an increase in revenues from passenger charges, landing fees and revenues from the parking of airplanes, which together increased 4.0%, or Ps. 111.0 million. The increase in these revenues was mainly due to an increase in the maximum rates negotiated with the Mexican Ministry of Communications and Transportation (“SCT”) during 2009, which became effective on January 1, 2010. The increases were reflected in the rates for passenger charges, landing fees, and other airport services beginning in April 2010. During 2011, the increased rates were in effect as of January 1, while a new increase of 4.4% took place as of April 2011.  These rate increases were partially offset by a 0.1% decline in passenger traffic during 2011 as compared to 2010, mainly due to the suspension of GMA’s operations in August 2010.

-
Non-aeronautical services revenues increased Ps. 65.8 million, or 8.7%, in 2011 compared to 2010.  This increase was mainly due to increases in revenues from advertising, car rental agencies, and the recovery of costs related to the operation of baggage screening systems that began operating during the fourth quarter of 2011 to several airlines with whom we entered into contracts for the services. As mentioned above, these contracts limit the Company’s liability for most damages resulting from providing these services. The Company has agreed to provide screening services to airlines in exchange for the recovery of costs associated with the delivery of the service. In addition, revenue from car parking, convenience store leases and other commercial revenues increased Ps. 63.9 million.

Total operating costs and expenses in 2011, compared to 2010, increased 17.1% (Ps. 480.9 million), mainly due to a Ps. 379.1 million increase in costs of improvements to concession assets related to the effects of INIF 17.  This increase represented 78.8% of the total increase in operating costs and expenses and was due to the fact that commitments in the Company’s Master Development Programs for 2011 were greater than the investments in the 2010 Plans. The commitments in the 2011 Programs are the highest for the 2010-2014 five-year period. Meanwhile, the sum of cost of services, government concession taxes, technical assistance fees, depreciation and amortization increased Ps. 101.8 million, or 4.7% as compared to 2010.

Fourth Quarter 2011 Report	Page 11 of 26

The increase in total operating costs was a result of:

>	Cost of services in 2011 increased 2.2% (Ps. 21.0 million) compared to 2010, mainly due to the following factors:

● Employee costs increased 6.5% (Ps. 22.5 million) in 2011 compared to 2010, mainly due to the Ps. 14.5 million increase in wages and salaries, Ps. 3.6 million increase in employee severance payments, Ps. 2.3 million increase in corporate bonus and Ps. 2.0 million increase in social security contributions.

● Maintenance costs declined 3.2% (Ps. 6.0 million) in 2011 compared to 2010, mainly due to efficiencies achieved in the maintenance of terminal buildings, aprons, access areas, luggage carrousels and elevators during 2011.

● Security and insurance costs increased 14.9% (Ps. 17.0 million) in 2011 compared to 2010, mainly due to new security regulations related to the screening of liquids in carry-on baggage of departing passengers, the operation of the checked baggage screening system and the Company’s offering of this service to those airlines that signed a corresponding contract with GAP.  In addition, the increase in security costs was due to higher insurance premiums for the November 2010 to October 2011 period and for the 2011-2012 period due to the natural disasters that took place during 2010 in Chile and Haiti.

● Services costs in 2011 increased 18.1% (Ps. 18.7 million) compared to 2010, mainly due to the increase in electricity rates during 2011, the increase in the use of utilities due to expansion of terminal spaces and the renovation and addition of air conditioners as part of the construction and improvements committed in the Master Development Programs and the operation of the checked baggage screening systems.

● operating costs in 2011 decreased 14.5% (Ps. 31.2 million) compared to 2010, mainly due to a decrease in the reserve for doubtful accounts of Ps. 63.2 million. This reserve totaled Ps. 53.0 million in the fourth quarter of 2010, and corresponded to pending accounts payable from GMA, a situation which did not repeat in 2011.  These decreases were offset by an increase in costs for professional service fees related with legal proceedings totaling Ps. 26.8 million.

>
As a result of the increase in aeronautical and non-aeronautical revenues, government concession taxes increased 4.7% (Ps. 8.8 million), while the technical assistance fee increased 6.1% (Ps. 7.8 million) compared to 2010, due to the higher increase in revenues compared with the sum of the cost of services plus the nominal value of the government concession taxes.

>
Depreciation and amortization expenses increased Ps. 64.1 million, or 7.3%, compared to 2010, due to new investments in fixed assets and improvements to concession assets as committed in the Master Development Programs.

Fourth Quarter 2011 Report	Page 12 of 26

>
Cost of improvements to concession assets (INIF 17) increased Ps. 379.1 million, from Ps. 657.1 million in 2010 to Ps. 1,036.2 million in 2011. These amounts were determined based on the construction and improvements outlined in GAP’s Master Development Programs for each period; the recorded amounts do not have a cash impact on results or on the Company’s operations.  The increase observed in 2011 resulted from the fact that the commitments in the Master Development Programs for 2011 are the highest investments for the 2010-2014 five-year period.

The Company’s operating margin in 2011 declined 240 basis points, from 35.7% in 2010 to 33.3% in 2011, due to the effects of revenues and costs of improvements to concession assets during the periods (operating margin excluding the effects of INIF 17, rose 10 basis points from 42.0% in 2010 to 42.1% in 2011). The amount of operating income increased 5.4% or Ps. 84.2 million.

EBITDA margin declined 340 basis points, from 55.8% in 2010 to 52.4% in 2011, mainly due to the effects of revenue-costs for improvements to concession assets (EBITDA margin excluding the effects of INIF 17 rose 70 basis points, from 65.6% in 2010 to 66.3% in 2011). As mentioned previously, margins and ratios, which include revenues and costs of improvements to concession assets (INIF 17) may not be comparable to ratios and margins that are calculated only with results that have a cash impact. Therefore, although operating and EBITDA margins declined upon including the effects of INIF 17, results for operating income and EBITDA were not affected.

The comprehensive financing result improved by Ps. 25.4 million, from Ps. 38.2 million in 2010 to Ps. 63.6 million in 2011. This increase was mainly due to a change in the exchange rate effect, which went from an exchange rate loss of Ps. 14.5 million in 2010 to an exchange rate gain of Ps. 22.6 million in 2011, generating an increase of Ps. 37.1 million in 2011. This gain was mainly due to the fact that in 2010 there was an appreciation of the peso against the dollar of 5.1%, or Ps. 0.66, while in 2011 there was a devaluation of the peso of 12.9%, or Ps. 1.62.  This effect was partially offset by a decline in interest income, which decreased from Ps. 57.7 million in 2010 to Ps. 46.4 million in 2011, mainly as a result of a decrease in the average balance of financial investments in 2011 compared to 2010.

Net income in 2011 declined Ps. 15.7 million, or 1.0%, as compared to 2010.  Income before taxes increased Ps. 102.2 million mainly due to the increase in revenues; however, the decline in net income was mainly due to an increase in income taxes, which in 2010, represented an expense of Ps. 95.4 million, while in 2011 this line item increased to Ps. 213.4 million.

This variation was mainly due to the fact that in 2010 the deferred income tax represented a benefit of Ps. 470.8 million, while in 2011 this benefit was only Ps. 267.3 million. The change in the deferred income tax benefit was due to the fact that in 2010 inflation was 4.4%, while in 2011 inflation only reached 3.8%, which caused a greater benefit in deferred income taxes in 2010 compared to 2011. Additionally, in 2010, the amortization tax rate applied to the Los Mochis and Manzanillo airport concessions changed and generated a deferred income tax benefit of Ps. 73.7 million and Ps. 71.3 million, respectively, for a total benefit of Ps. 145.0 million. Furthermore, during 2011, the amortization tax rate for the Mexicali, Aguascalientes, La Paz, Los Mochis, Manzanillo and Morelia airport concessions generated a deferred income tax benefit of Ps. 3.4 million, Ps. 2.1 million, Ps. 2.5 million, Ps. 1.3 million, Ps. 1.3 million and Ps. 6.6 million, respectively, for a total benefit of Ps. 17.2 million.

Fourth Quarter 2011 Report	Page 13 of 26

Summary of Consolidated Results for 12M11 (in thousands of pesos):

Other Important Data for 12M11 (in thousands of pesos):

Fourth Quarter 2011 Report	Page 14 of 26

Operating Costs for 12M11 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport.

Regulated revenues for the first twelve months of 2011 were Ps. 3,077.9 million, resulting from an average of Ps. 141.3 per WLU. Regulated revenues accounted for 62.3% of total revenues and 78.9% of our aeronautical and non-aeronautical revenues for the period.

The SCT annually reviews the Company’s compliance with the maximum rates, and the SCT has confirmed that the Company complied for 2010. The 2011 review has not yet begun.

Balance Sheet

At December 31, 2011, the Company maintained a balance of cash and cash equivalents of Ps. 2,135.0 million (of which Ps. 2,115.5 million is short-term and Ps. 19.5 million is long-term), of which Ps. 145.0 million are held in a trust to pay for the installation of the checked baggage inspection systems as well as for payments for construction work at the Tijuana and Los Cabos airports. In addition, it is important to mention that the amount of cash and cash equivalents includes guaranteed deposits of Ps. 316.4 million.

At December 31, 2011, the Company’s principal assets consisted of the balance of the concession value of Ps. 15,893.9 million, rights to use airport facilities for Ps. 2,016.0 million and improvements to concession assets and fixed assets of Ps. 5,469.9 million. These balances represented approximately 54.1%, 6.9% and 18.6%, of total assets, respectively.

Fourth Quarter 2011 Report	Page 15 of 26

On January 1, 2011, NIF C-5, “Advance payments and other assets” became effective. The effects of this new regulation were applied retroactively. As a result, the amount of advance payments to suppliers, which totaled Ps. 113.1 million in 2010, was reclassified from the Improvements to Concession Assets line item to Other Assets. In 2011, the advance payments to suppliers were Ps. 114.7 million.

Deferred income and recoverable asset taxes increased Ps. 220.6 million for 2011 as compared to 2010. This was principally due to the change in NIF B-10 “Effects of Inflation” that went into effect during 2008, which requires that the book value of non-monetary assets be updated only when inflation is greater than 26% for the three years prior. Therefore, our book value for the concession, rights to use airport facilities, improvements to concession assets and fixed assets are less than the taxable values which are updated. The increase is primarily the result of deferred income taxes for the concession, rights to use airport facilities, improvements to concession assets and fixed assets.

CAPEX

During 2011, the Company invested Ps. 1,287.0 million in capital expenditures, that mainly correspond to investments made during 2011 and some investments made in 2010 with payments pending at the end of 2010, in accordance with NIF B-2 “Statement of Cash Flows”.

Recent Events

-
At an Ordinary General Shareholders’ Meeting held on April 27, 2011, the stockholders approved a dividend payment of Ps. 1.4424 pesos by share, which was paid on May 31, 2011; and another one of Ps. 0.4807 pesos by share, which was paid on November 29, 2011. Both payments were made in or before the due dates, that were May 31, 2011 and November 30, 2011, respectively. These dividends were paid for a total amount of Ps. 780,000 and Ps. 255,117, respectively.

-
On December 15, 2011 two trusts were established to reserve the economic resources to guarantee payment to suppliers of the Tijuana and Los Cabos airports for "Enlargement of Terminal Building Phase III" and "New Terminal T4", respectively. The patrimony of these trusts will be only for the payment of advances in the execution of the constructions mentioned before.

Recent Events (Regarding Grupo México S.A.B. de C.V.)

-
On January 30, 2012, Grupo México announced via a press release that as of that date, Grupo México had acquired 161.2 million GAP shares, representing 28.7% of GAP’s outstanding shares, and 33.8% of the shares trading on public markets.

Changes to Accounting Policies

Beginning on January 1, 2012, the Company will report financial information in accordance to International Financial Reporting Standards (“IFRS”), both for the quarters as well as for full year 2012 results.

Fourth Quarter 2011 Report	Page 16 of 26

Effects of Adoption of IFRS

The CNBV requires public entities that report their financial information through the Mexican Stock Exchange, that beginning in 2012, they must prepare and report their financial information according to International Financial Reporting Standards (NIC or IFRS), issued by the International Accounting Standards Board (IASB).

The consolidated financial statements for the year ending December 31, 2012 to be issued by the Company will be its first annual financial statements that comply with IFRS. The transition date is January 1, 2011 and, therefore, the year ended December 31, 2011 will be the comparative period established by IFRS 1, First-Time Adoption of International Financial Reporting Standards. According to IFRS 1, the Company will apply the relevant mandatory exceptions and certain optional exemptions to the retroactive application of IFRS.

a.	Mandatory exceptions – The Company will apply the relevant mandatory exceptions to the retroactive applications of IFRS as follows:

Calculation of estimates – Estimates at the date of transition are consistent with estimates at the same date under Mexican Financial Reporting Standards (MFRS), unless there is evidence of error in these estimates.

The Company estimates that the following mandatory exceptions will not have any effect in their financial statements to the date of transition to the IFRS:

●	Cancellation and transfer of financial assets and liabilities
●	Hedge accounting
●	Non-controlling interests

b.	Optional exemptions – The Company chose the following optional exemptions to the retroactive application of IFRS:

Assumed cost – The assumed cost exemption will be applied; therefore, the Company has opted for using the restated amount according to MFRS as of the date of transition as assumed cost for certain machinery, equipment and improvements on leased buildings. The Company opted for the recognition of historical cost of improvements to concession assets, airport concessions, rights to use airport facilities, other acquired rights and other assets, according to MFRS. These represent intangible assets that have a direct relation with the concession, which is also an intangible asset.

Employee benefits – The employee benefits exemption will be applied; therefore, all actuarial gains (losses) cumulative as of the date of transition are recognized.

Borrowing costs – The borrowing cost exemption will be applied; therefore, the transitional provisions contained in the NIC 23, Borrowing costs will be applied, taking as effective date the corresponding date of transition.

Fourth Quarter 2011 Report	Page 17 of 26

c.	Main differences – Below is the summary of the main differences that the Company has identified in its transition from MFRS to IFRS as of January 1, 2011, as well as an estimate of their most significant effects and their corresponding deferred income taxes.

Embedded derivatives in the rental contracts – Under MFRS the Company recognizes the embedded derivatives generated by rental contracts of commercial spaces located at the airport terminals; such contracts are denominated in U.S. dollars, currency that differs of the functional currency of the Company, which is the Mexican peso. According to IFRS, due to dollar is considered as the currency of common use by the industry in this type of leasing, the Company did not recognize the embedded derivatives according to NIC 39, Financial Instruments: Recognition and measurement.

The effect of this change is:

Consolidated balance sheets:
Current embedded derivatives in the rental contracts	Ps.	(266)
Long- term embedded derivatives in the rental contracts		(11,292)
Deferred income taxes		3,468
Retained earnings adjustment	Ps.	(8,090)

Intangible assets – In the transition to the MFRS the Company opted for the recognition of historical cost according to NIC 38, Intangible Assets, as assumed cost in the improvements to concession assets, airport concessions, rights to use airport facilities, other acquired rights and other assets eliminating the effects of the inflation to December 31, 2007. In addition, based on NIC 23, Borrowing costs, the Company will apply this standard from the date of transition, for which opted to maintain the CFR capitalized within acquisition cost, according to MFRS. The effects of these changes were:

	Improvements to concession assets		Airport concessions		Rights to use airport facilities		Other acquired rights		Other assets
Consolidated balance sheets:
Without effects of inflation	Ps.	(302,235)	Ps.	(7,172,783)	Ps.	(1,099,070)	Ps.	(207,133)	Ps.	(9,038)
Without effects of inflation of amortization		113,756		1,594,897		380,846		39,834		7,252
Deferred income taxes		53,069		1,569,180		202,052		47,126		503
Retained earnings adjustment	Ps.	(135,410)	Ps.	(4,008,706)	Ps.	(516,172)	Ps.	(120,173)	Ps.	(1,283)

Fourth Quarter 2011 Report	Page 18 of 26

Deferred taxes – Derived from the changes in the accounting values in each of the temporary differences, the Company recognized the effects of deferred income taxes. Additionally, under MFRS the amount of the recoverable tax on assets was presented as a separate account receivable from deferred taxes; nevertheless, for IFRS purposes the amount of the recoverable tax on assets was considered part of deferred income taxes.

The changes described in the previous paragraph increased the asset for deferred taxes as shown below, based on the tax rate applicable according to the estimated date of reversal.
Consolidated balance sheets:
Recoverable tax on assets	Ps.	(396,318)

Deferred income taxes	Ps.	1,875,155
Recoverable tax on assets		396,318
Retained earnings adjustment	Ps.	2,271,473

Current and deferred PTU – According to MFRS, current PTU is recognized within other expenses. Under IFRS, current PTU was considered as an employee benefit and was allocated to cost of services as part of employee costs in the consolidated statement of income. IFRS requires determining deferred PTU applying a similar model to deferred income taxes and determined applying the method of assets and liabilities as of the date of the financial statements. However, due to deferred PTU is not regulated by IFRS, the amount recognized under MFRS was eliminated in the transition to the IFRS.

The effect of this change is:

Consolidated balance sheets:
Deferred PTU	Ps.	(7,475)
Deferred income taxes		1,308
Retained earnings adjustment	Ps.	(6,167)

Employee benefits – According to MFRS, the Company recognizes in addition to seniority premiums, the termination benefit from severance payments at the end of the work relationship and retirement benefits from severance payments at the end of the work relationship, accordingly to NIF D-3, Employees benefits. However, under IFRS the liability for the termination benefit from severance payments at the end of the work relationship was eliminated, due to it does not comply with the requirements of NIC 19, Employee benefits, which requires the existence of a demonstrable commitment to finish the work relationship with the employee, for a liability to be recognized. Additionally, the Company opted for taking the option of IFRS 1, which consists of recognizing the unrecognized items immediately in retained earnings.  The effect of this change is:

Consolidated balance sheets:
Termination benefits from severance payments at the end of the work relationship	Ps.	8,528
Actuarial losses		332
Deferred income taxes		(1,551)
Retained earnings adjustment	Ps.	7,309

Fourth Quarter 2011 Report	Page 19 of 26

Effects of inflation in the financial information – According to the MFRS the common stock and legal reserve recognized the effects of inflation until December 31, 2007.  However, for IFRS these effects were eliminated due to they do not comply with the requirements established by NIC 29, Financial reporting in hyperinflationary economies, which requires, among others, that accumulated inflation in a period of three years approaches or exceeds the 100%.  Since 1998, year in which the Company was incorporated and until December 31, 2011, the accumulated inflation in a three-year period has not been closed to nor exceeded 100%. The effect of this change is as follows:

Consolidated balance sheets:
Common stock	$8,324,653
Legal reserve	28,094
Retained earnings adjustment	$8,352,747

Retained earnings – The changes described previously increased the retained earnings as is shown afterward:

Embedded derivates in the rental contracts	$(8,090)
Improvements to concession assets	(135,410)
Airport concessions	(4,008,706)
Rights to use airport facilities	(516,172)
Other acquired rights	(120,173)
Other assets	(1,283)
Current and deferred PTU	(6,167)
Employee benefits	7,309
Effects of inflation in the financial information	8,352,747
Total adjustment to retained earnings	$3,564,055

Other differences in presentation and disclosures in the financial statements – Disclosure requirements for IFRS are generally wider in scope than those of MFRS. This may result in a larger number of disclosures regarding accounting policies, significant judgments and estimates; financial instruments and risk management, among others. In addition, there may be differences in presentation, for example, IFRS require a statement of comprehensive income that until December 31, 2011, is not required under MFRS.

The information contained in this report has been prepared in accordance with the standards and interpretations issued and in effect, or issued and adopted in advance of the date of preparation of this information. Standards and interpretations that will be applicable as of December 31, 2012, including those that may be applied optionally, are not known with certainty at the time of preparation of this report.

Fourth Quarter 2011 Report	Page 20 of 26

In addition, the accounting policies selected by the Company could be modified as a consequence of changes in the economic environment or industry trends that occur after the issuance of consolidated financial statements. The information contained in this report is not intended to comply with IFRS, due to only a group of financial statements, that includes the statements of financial position, comprehensive income, changes in stockholders' equity and cash flows, along with comparative information and explanatory notes, can provide an appropriate presentation of the financial position of the Company, the result of its operations and its cash flows in accordance with IFRS.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Fourth Quarter 2011 Report	Page 21 of 26

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	4Q10	4Q11	Change	12M10	12M11	Change
Guadalajara						
Aeronautical services	260,280	308,607	18.6%	1,067,094	1,141,167	6.9%
Non aeronautical services	63,710	80,900	27.0%	250,795	287,174	14.5%
Improvements to concession assets (INIF 17)	63,822	50,572	-20.8%	159,744	189,794	18.8%
Total Revenues	**387,812**	**440,080**	**13.5%**	**1,477,633**	**1,618,135**	**9.5%**
Operating Income	164,389	217,245	32.2%	652,061	785,185	20.4%
EBITDA	**231,397**	**287,913**	**24.4%**	**935,287**	**1,060,376**	**13.4%**
Tijuana						
Aeronautical services	110,894	117,457	5.9%	434,185	437,238	0.7%
Non aeronautical services	22,860	25,677	12.3%	91,285	92,010	0.8%
Improvements to concession assets (INIF 17)	36,127	11,726	-67.5%	113,778	157,310	38.3%
Total Revenues	**169,880**	**154,860**	**-8.8%**	**639,248**	**686,558**	**7.4%**
Operating Income	47,320	41,199	-12.9%	188,461	171,532	-9.0%
EBITDA	**82,186**	**87,786**	**6.8%**	**330,223**	**329,159**	**-0.3%**
Puerto Vallarta						
Aeronautical services	104,023	107,929	3.8%	438,122	423,820	-3.3%
Non aeronautical services	35,802	37,096	3.6%	144,729	142,293	-1.7%
Improvements to concession assets (INIF 17)	58,403	40,341	-30.9%	113,463	207,288	82.7%
Total Revenues	**198,228**	**185,367**	**-6.5%**	**696,314**	**773,401**	**11.1%**
Operating Income	66,620	54,168	-18.7%	296,365	251,540	-15.1%
EBITDA	**96,364**	**97,367**	**1.0%**	**413,581**	**390,373**	**-5.6%**
Los Cabos						
Aeronautical services	106,996	123,498	15.4%	455,273	485,138	6.6%
Non aeronautical services	41,783	59,115	41.5%	169,290	191,352	13.0%
Improvements to concession assets (INIF 17)	61,239	57,507	-6.1%	156,510	366,186	134.0%
Total Revenues	**210,018**	**240,121**	**14.3%**	**781,073**	**1,042,676**	**33.5%**
Operating Income	100,655	104,013	3.3%	382,110	386,893	1.3%
EBITDA	**124,583**	**135,316**	**8.6%**	**476,617**	**498,853**	**4.7%**

Fourth Quarter 2011 Report	Page 22 of 26

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

Airport	4Q10	4Q11	Change	12M10	12M11	Change
Hermosillo						
Aeronautical services	34,904	43,425	24.4%	135,475	149,920	10.7%
Non aeronautical services	6,683	7,991	19.6%	24,449	26,034	6.5%
Improvements to concession assets (INIF 17)	- 3,994	9,492	-337.7%	19,150	33,792	76.5%
Total Revenues	**37,593**	**60,909**	**62.0%**	**179,074**	**209,746**	**17.1%**
Operating Income	9,582	15,790	64.8%	38,734	52,231	34.8%
EBITDA	**21,403**	**28,517**	**33.2%**	**85,896**	**101,680**	**18.4%**
Guanajuato						
Aeronautical services	32,176	35,710	11.0%	130,048	135,946	4.5%
Non aeronautical services	8,726	8,466	-3.0%	29,164	31,053	6.5%
Improvements to concession assets (INIF 17)	- 5,358	14,152	-364.1%	23,090	43,739	89.4%
Total Revenues	**35,543**	**58,328**	**64.1%**	**182,302**	**210,738**	**15.6%**
Operating Income	11,207	14,488	29.3%	46,678	48,436	3.8%
EBITDA	**21,548**	**26,083**	**21.0%**	**88,064**	**95,441**	**8.4%**
Others (1)						
Aeronautical services	72,441	78,519	8.4%	297,568	304,697	2.4%
Non aeronautical services	12,291	15,344	24.8%	49,090	54,664	11.4%
Improvements to concession assets (INIF 17)	- 483	22,353	-4727.9%	71,368	38,119	-46.6%
Total Revenues	**84,249**	**116,216**	**37.9%**	**418,026**	**397,480**	**-4.9%**
Operating Income	- 8,597	- 9,005	4.8%	- 33,396	- 31,736	-5.0%
EBITDA	**26,497**	**29,805**	**12.5%**	**105,398**	**119,571**	**13.4%**
Total						
Aeronautical services	721,714	815,146	12.9%	2,957,763	3,077,927	4.1%
Non aeronautical services	191,854	234,590	22.3%	758,803	824,580	8.7%
Improvements to concession assets (INIF 17)	209,756	206,144	-1.7%	657,103	1,036,228	57.7%
Total Revenues	**1,123,324**	**1,255,880**	**11.8%**	**4,373,669**	**4,938,734**	**12.9%**
Operating Income	391,177	437,898	11.9%	1,571,014	1,664,081	5.9%
EBITDA	**603,980**	**692,786**	**14.7%**	**2,435,066**	**2,595,452**	**6.6%**

(1)"Other" includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Fourth Quarter 2011 Report	Page 23 of 26

Exhibit B: Consolidated Balance Sheet as of December 31 (in thousands of pesos):

Fourth Quarter 2011 Report	Page 24 of 26

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

Fourth Quarter 2011 Report	Page 25 of 26

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

Fourth Quarter 2011 Report	Page 26 of 26

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: February 28, 2012